[LURIO & ASSOCIATES, P.C. LETTERHEAD]








                                February 9, 2006

VIA ELECTRONIC FILING

Barbara C. Jacobs, Esquire
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

         RE:      USA Technologies, Inc.
                  Form S-1 filed January 12, 2006
                  File No. 333-130992

Dear Ms. Jacobs:

      This office represents USA Technologies, Inc. (the "Company"). This letter shall respond to the staff's comment letter dated February 7, 2006 relating to the above-captioned registration statement. Each paragraph set forth below corresponds to the numbered paragraph of the staff's comment letter.

      GENERAL

      1. We acknowledge this comment relating to the confidential treatment application filed on July 28, 2005 (Control No. 17170).

      COVER PAGE

      2. Appropriate disclosure has been added to the prospectus.

      PROSPECTUS SUMMARY

      3. The paragraph under the subheading "Forward Looking Statements" has been moved to the Management's Discussion and Analysis of Financial Condition and Operations section of the prospectus.

      USE OF PROCEEDS

      4. Appropriate disclosure has been made to the prospectus.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      OTHER EVENTS

      5. Under the 2005 Common Stock Agreement, Mr. Illes can only be required to purchase shares under the agreement if those shares are covered by an effective registration statement. Under the agreement, the Company has the unilateral right to increase the number of shares to be registered (and thus covered by the agreement) from time to time. The Company determined that an additional 36,000,000 shares should be registered pursuant to the agreement, and notified Mr. Illes of this fact. Mr. Illes had no role in this decision and under the agreement, has no right to participate in connection with this determination.

      6. Appropriate disclosure has been added to the Selling Shareholders section of the prospectus.

      SELLING SHAREHOLDERS

      7. The Company has added a new table titled "Summary Selling Shareholders Table" to the beginning of the Selling Shareholders section.

      8. Appropriate cross references have been added to the prospectus.

      9. The Company has set forth the securities owned by each selling shareholder prior to the offering in the Summary Selling Shareholders Table. The Company has also added expanded disclosure to the Other Events section of the prospectus detailing the number and type of securities currently held by Mr. Illes and the purchase of securities from the Company by Mr. Illes within the past three years.

      10. We understand that based upon discussions with Wellington Management Company, no natural person is required to be named in the selling shareholder table for Wellington Management Company. Appropriate disclosure has been added for the Clifton B. Currin Trust. In this regard, please note that there is only one trust that is a selling shareholder and not two trusts as stated in the comment letter.

      11. The Company has indicated that none of the selling shareholders are affiliates of a registered broker-dealer.


      PLAN OF DISTRIBUTION

      12. This will confirm that the Company has indicated that the Company and the selling shareholders are aware of the staff's position on short sales set forth in CF Tel. Interp. A.65.

      PART II

      13. The undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K has been added to Part II of the registration statement.

         EXHIBIT 5.1

      14. The legal opinion filed as Exhibit 5.1 to the registration statement has been revised in accordance with the staff's comment.

      15. The legal opinion filed as Exhibit 5.1 to the registration statement has been revised in accordance with the staff's comment.

      16. The legal opinion filed as Exhibit 5.1 to the registration statement has been revised in accordance with the staff's comment.



      Please contact the undersigned directly at (215) 665-9300 (extension 105) with any questions you may have regarding this letter.


                                   Sincerely,

                                   /s/ Douglas M. Lurio
                                   Douglas M. Lurio

cc:      Mr. George R. Jensen, Jr.
         Mr. David DeMedio